UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CollPlant Biotechnologies Ltd. (the “Company”) submitted a voluntary application to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market, and on September 10, 2025 its application was approved by Nasdaq.

The Nasdaq Capital Market is one of the three market tiers for Nasdaq-listed stock and is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. The Company’s ordinary shares will continue to trade under the symbol “CLGN” and trading of its ordinary shares will be unaffected by this transfer. The Company’s ordinary shares began trading on the Nasdaq Capital Market at the opening of business on September 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: September 12, 2025	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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